    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                         CONNECTICUT ENERGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              CONNECTICUT                              06-0869582
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)              IDENTIFICATION NUMBER)

                                855 MAIN STREET
                         BRIDGEPORT, CONNECTICUT 06604
                                 (203) 579-1732
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                           J. RICHARD TIANO, ESQUIRE
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                         CONNECTICUT ENERGY CORPORATION
                                855 MAIN STREET
                         BRIDGEPORT, CONNECTICUT 06604
                                 (203) 579-1732
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:
       SAMUEL W. BOWLBY, ESQUIRE               MICHAEL F. CUSICK, ESQUIRE
         TYLER COOPER & ALCORN            WINTHROP, STIMSON, PUTNAM & ROBERTS
           205 CHURCH STREET                     ONE BATTERY PARK PLAZA
             P.O. BOX 1936                   NEW YORK, NEW YORK 10004-1490
   NEW HAVEN, CONNECTICUT 06509-1910                 (212) 858-1000
             (203) 784-8200
                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          PROPOSED MAXIMUM PROPOSED MAXIMUM
 TITLE OF SHARES TO BE     AMOUNT TO BE      AGGREGATE        AGGREGATE        AMOUNT OF
       REGISTERED          REGISTERED*    PRICE PER UNIT**  OFFERING PRICE  REGISTRATION FEE
- --------------------------------------------------------------------------------------------
Common Stock, $1 Par
 Value..................    1,000,000         $22.56        $22,560,000       $7,779.37
                              shares
- --------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
* Includes 100,000 shares to cover an over-allotment option granted the Underwriters.
** Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933 based on the average of the high and low prices of the Common Stock reported on the New
   York Stock Exchange on February 1, 1994.
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION DATED FEBRUARY 7, 1994

PROSPECTUS

                                 900,000 SHARES

                                     [LOGO]

                         CONNECTICUT ENERGY CORPORATION

                                  COMMON STOCK
                            (PAR VALUE $1 PER SHARE)

                                  -----------

  The outstanding shares of the Common Stock of Connecticut Energy Corporation (the "Company") are, and the shares offered hereby will be, listed on the New York Stock Exchange under the symbol "CNE." On February 3, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $22.875 per share. See "Common Stock Price Range and Dividends."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                    UNDERWRITING   PROCEEDS
                                         PRICE TO  DISCOUNTS AND      TO
                                          PUBLIC   COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share..............................    $            $            $
- --------------------------------------------------------------------------------
Total(3)............................... $            $            $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deduction of expenses payable by the Company, estimated at $142,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 100,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If all such additional shares are purchased by the Underwriters, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to the Company will be $         , $        and
    $         , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be made available for delivery on or about
March    , 1994, at the offices of Smith Barney Shearson Inc., 388 Greenwich
Street, New York, New York 10013.

                                  -----------

SMITH BARNEY SHEARSON INC.
                           A.G. EDWARDS & SONS, INC.
                                                           EDWARD D. JONES & CO.

March    , 1994

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                ---------------

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (hereinafter, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "1933 Act") with respect to the Common Stock offered hereby. Certain information contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more documents incorporated by reference in the Registration Statement. Accordingly, the information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith. Copies of the Registration Statement may be inspected without charge at offices of the Commission, and copies of all or any portion thereof may be obtained from the Commission upon payment of the prescribed fee.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048-1102, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the office of the NYSE at Room 401, 20 Broad Street, New York, New York.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1993, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated in this Prospectus by reference.

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents; provided, however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13 of the 1934 Act prior to the filing of the Company's most recent Form 10-K with the Commission shall not be incorporated by reference in this Prospectus or be a part hereof from and after the filing of such Form 10-K.

  Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently incorporated document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO J. RICHARD TIANO, ESQUIRE, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, CONNECTICUT ENERGY CORPORATION, 855 MAIN STREET, BRIDGEPORT, CONNECTICUT 06604 (TELEPHONE: 203-579-1732).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY
  The Company is a public utility holding company whose principal subsidiary, The Southern Connecticut Gas Company ("Southern"), is engaged in the retail distribution of natural gas for residential, commercial and industrial uses. Southern serves approximately 152,000 customers in parts of New Haven, Fairfield and Middlesex Counties in Connecticut. Southern's service area includes two of Connecticut's largest cities, Bridgeport and New Haven, a concentration of residential communities and a large number of commercial businesses and service industries.

                                  THE OFFERING

 Securities Offered.................... 900,000 Shares of Common Stock, par
                                        value $1 per share
 Common Shares to be Outstanding after
  the Offering......................... Approximately 8,444,413 shares (a)
 Listing............................... New York Stock Exchange (Symbol:
                                        "CNE")
 Common Stock Price Range (January 3,
  1993 through February 3, 1994)....... $22 1/4 to $26 1/2
 Indicated Annual Dividend Rate........ $1.28. The Company's Board of
                                        Directors declared a regular quarterly
                                        dividend on January 25, 1994 of $.32
                                        per share on the Company's Common
                                        Stock, payable on March 31, 1994, to
                                        shareholders of record on March 18,
                                        1994. Holders, as of the record date,
                                        of the Common Stock offered hereby
                                        will be entitled to receive this
                                        dividend.
 Use of Proceeds....................... To reduce short-term debt incurred primarily in connection with
                                        Southern's capital expenditures
                                        program and for other corporate
                                        purposes.

- --------
(a) As of February 1, 1994; assumes the subsequent issuance through March 1, 1994 of 9,186 shares of Common Stock pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              FISCAL YEARS ENDED SEPTEMBER 30,
                         TWELVE MONTHS ENDED ------------------------------------
                          DECEMBER 31, 1993    1993     1992      1991     1990
                         ------------------- -------- --------  -------- --------
                             (UNAUDITED)
INCOME STATEMENT DATA:
  Operating Revenues....      $215,313       $212,762 $203,011  $179,172 $174,059
  Operating Income......        22,648         23,125   22,328    19,817   16,906
  Net Income............        10,214         11,053   10,227     9,004    8,219(a)(b)
  Net Income Per Share..          1.37           1.50     1.43      1.38     1.33(a)(b)
  Dividends Per Share...          1.28           1.28     1.265     1.24     1.23

                                      DECEMBER 31, 1993
                           ---------------------------------------
                                 ACTUAL          AS ADJUSTED(C)
                           ------------------- -------------------
                            AMOUNT  PERCENTAGE  AMOUNT  PERCENTAGE
                           -------- ---------- -------- ----------
                                         (UNAUDITED)
BALANCE SHEET DATA:
  Long-Term Debt.......... $120,511     54%    $120,511     49%
  Common Shareholders' Eq-
   uity...................  103,455     46      123,240     51
                           --------    ---     --------    ---
  Total Capitalization.... $223,966    100%    $243,751    100%
                           ========    ===     ========    ===
  Total Short-Term Debt... $ 38,900            $ 19,115
  Net Utility Plant and
   Other Property......... $223,359            $223,359
  Total Assets............ $361,470            $361,470

- --------
(a) Includes the cumulative effect of accounting change for municipal property taxes which increased earnings by $1,280 or $.21 per share.
(b) A writedown of the value of oil and gas properties reduced earnings by $611 or $.10 per share in 1990.
(c) Adjusted to reflect the sale of the Common Stock offered hereby and the application of the net proceeds thereof (estimated to be $19,785). See "Use of Proceeds."

                                  THE COMPANY

  The Company is a public utility holding company whose principal subsidiary, The Southern Connecticut Gas Company ("Southern"), is primarily engaged in the retail distribution of natural gas for residential, commercial and industrial uses.

  The Company was incorporated in Connecticut in 1979, and its principal executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604 (Telephone: 203-579-1732). The Company is subject to the provisions of the Public Utility Holding Company Act of 1935 but claims an exemption from all provisions thereof except Section 9(a)(2). Southern's predecessor companies, New Haven Gas Company and The Bridgeport Gas Light Company, were originally incorporated in Connecticut in 1847 and 1849, respectively. The Company has in the past engaged, and may in the future from time to time engage, in discussions regarding possible mergers with or acquisitions of companies involved in gas distribution or other business activities. The Company is not currently engaged in any such discussions.

  Southern, a Connecticut public service company, serves approximately 152,000 customers in Connecticut, primarily in twenty-two towns, including Bridgeport and New Haven, in an area along the southern Connecticut coast from Westport to Old Saybrook. Southern is also authorized to lay mains and sell gas in an additional ten towns in its service area, but does not currently provide any service to these towns.

  Southern's operating revenue breakdown for the fiscal year ended September 30, 1993 was 61.9% residential, 21.6% commercial, 9.0% industrial, 7.2% interruptible and other, and 0.3% transportation. Southern is regulated as to rates and other matters by the Connecticut Department of Public Utility Control ("DPUC").

                      THE SOUTHERN CONNECTICUT GAS COMPANY
                          FRANCHISE AND SERVICE AREAS

                                     [MAP]

                                                               LONG ISLAND SOUND

                                              FRANCHISE AREA CURRENTLY SERVED

                                              FRANCHISE AREA NOT CURRENTLY
                                              SERVED

                                  RATE MATTERS

  On December 1, 1993, the DPUC issued a final Decision allowing an increase in Southern's rates designed to produce additional annual revenues of $13,400,000 (an increase of approximately 6.6%). The Decision also approved a Partial Settlement of Certain Issues ("Partial Settlement") which resolved most of the significant financial aspects of the original rate request filed on April 23, 1993. In addition to the $13,400,000 rate increase based upon Southern's sales forecast, the Partial Settlement included an allowed return on equity of 11.45% and implementation of a weather normalization adjustment clause which will adjust customers' bills for the difference between actual and normally expected weather conditions and result in a leveling of bills during periods of unusual weather. Southern was also allowed to recover a number of previously deferred costs over amortization periods of from three to five years. There can be no assurances that the additional revenues authorized by the rate increase will actually be received.

  The Partial Settlement also provides for current recovery of postretirement health care expenses accrued under SFAS No. 106 and the establishment of a target margin of $4,000,000 associated with sales and transportation services to Southern's interruptible customers with excess margins shared between firm customers and shareholders on an 80%/20% split. As part of the Partial Settlement, Southern agreed that, except in the event of certain circumstances which would adversely affect its financial condition, Southern would not apply for rate relief prior to November 30, 1995. The new rates became effective on December 9, 1993.

                          RECENT FINANCIAL INFORMATION

  The Company's results of operations for the three months ended December 31, 1993 are summarized below (dollars in thousands, except per share data):

                                  THREE MONTHS ENDED
                               -------------------------
                               DECEMBER 31, DECEMBER 31,
                                   1993         1992
                               ------------ ------------
                                        (UNAUDITED)
      Operating Revenues......  $  66,714    $  64,163
      Gross Margin............  $  30,107    $  29,360
      Net Income..............  $   4,998    $   5,837
      Net Income Per Share....  $    0.67    $    0.80
      Weighted Average Common
       Shares Outstanding.....  7,498,194    7,284,225

  Results for the quarter ended December 31, 1993 do not reflect the full impact of Southern's recent rate increase. New rates did not become effective until December 9, 1993 and, therefore, were in place for only the last three weeks of the quarter.

  Factors contributing to the decrease in net income for the three month period ended December 31, 1993 were slightly warmer weather, which was partially mitigated by the implementation of the 6.6% rate increase on December 9, 1993 and higher operations expenses in respect of uncollectibles, insurance costs, wages, depreciation and lease costs. Earnings for the three month period ended December 31, 1992 were positively impacted by a DPUC decision that allowed Southern to defer shortfalls in energy assistance from state and federal agencies. This decision allowed Southern to significantly reduce its provision for uncollectibles during the three months ended December 31, 1992. Results for the three months ended December 31, 1993 were also affected by higher interest costs due to the issuance of $15,000,000 and $12,000,000 in additional long-term debt in December 1992 and September 1993, respectively. The increase in long-term debt costs was partially offset by lower short-term interest costs.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock being offered hereby are estimated to be $19,784,588 (assuming a public offering price of $22.875 per share (the closing price per share on February 3, 1994, as reported on the NYSE Composite Tape)), and will be used to reduce short-term debt incurred primarily in connection with Southern's capital expenditures program and for other corporate purposes. At December 31, 1993, the Company's consolidated outstanding short-term debt totaled $38,900,000 and had a weighted average annual interest rate of 3.47%.

                          CAPITAL EXPENDITURES PROGRAM

  Southern's capital expenditures totaled approximately $26,100,000 in fiscal 1993, a significant portion of which was funded by cash flow provided by operations. Construction expenditures in fiscal 1994 are estimated at $24,000,000, approximately 35% of which will be used for additions to Southern's utility plant to serve new customers and the balance of which will be used to maintain and improve existing facilities. Over the fiscal 1994-1998 periods, Southern estimates that total capital expenditures will range between $110,000,000 and $130,000,000. Additionally, Southern has $7,033,000 of long-
term debt maturing during the fiscal 1994 through 1998 periods. The Company intends to continue to finance a significant portion of Southern's capital requirements and financing obligations with internally generated funds. The remainder of such expenditures will be financed through external sources, including the issuance of securities and additional borrowings.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

  The Company and its predecessors have paid 336 consecutive quarterly cash dividends since 1909 and cash dividends in each year since 1850. See "Description of Common Stock" for information regarding dividend restrictions. The Company's Board of Directors reviews the Company's dividend policy from time to time. The amount of future dividends will depend upon financial conditions, earnings and such other factors as the Board of Directors deems relevant.

  The Company's Common Stock is traded on the NYSE under the symbol "CNE." The following table sets forth, for each of the periods indicated, the high and low sale prices as reported on the NYSE Composite Tape and the quarterly cash dividends declared per share on the Company's Common Stock.

                                                         PRICE RANGE   DIVIDENDS
                                                       --------------- DECLARED
      FISCAL YEAR                                       HIGH     LOW   PER SHARE
      -----------                                      ------- ------- ---------
      1992 QUARTER ENDED
        December 31..................................  $20 3/8 $18 5/8   $.312
        March 31.....................................   21 7/8  18 7/8    .312
        June 30......................................   22 5/8  19 1/2    .320
        September 30.................................   24 3/4  21 5/8    .320
      1993 QUARTER ENDED
        December 31..................................  $23 1/2 $20 1/8   $.320
        March 31.....................................   25 3/8  22 1/2    .320
        June 30......................................   26 1/2  24 5/8    .320
        September 30.................................     26    24 3/8    .320
      1994 QUARTER ENDING
        December 31..................................  $  26   $  23     $.320
        March 31 (through February 3, 1994)..........   24 5/8  22 1/4    .320*

- --------
* The Company's Board of Directors declared a regular quarterly dividend on January 25, 1994 of $.32 per share on the Company's Common Stock, payable on March 31, 1994 to shareholders of record on March 18, 1994. Holders, as of the record date, of the Common Stock offered hereby will be entitled to receive this dividend.

  As of January 28, 1994, there were 11,108 common shareholders of record.

  The Company has a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), offered by separate prospectus, pursuant to which shareholders automatically reinvest their dividends and invest optional cash payments in newly issued shares of Common Stock at 100% of the market price. The Company amended the Plan in 1992 to permit participation by residential customers of Southern who reside in Connecticut. Eligible customers who are not already record holders of Common Stock may purchase shares with a minimum cash investment of $250 and a maximum cash investment of $50,000. In addition, the Company has amended the Plan (a) to permit optional cash purchases of not less than $50 per investment and not more than $50,000 per year; (b) to permit contributions for optional cash purchases to be made by wire transfer or automatic debit from a bank account; (c) to allow Plan participants to transfer shares of Common Stock held in their accounts into Plan accounts for other persons who would be eligible to participate in the amended Plan and to family members of the participant initiating the transfer; (d) to allow participants to hold shares of Common Stock in an individual retirement account ("IRA"); (e) to eliminate the fee charged for the safekeeping feature of the Plan; and (f) to increase the number of shares of Common Stock reserved for issuance and sale under the Plan from 1,500,000 shares (after adjustment for a 1989 stock split) to 2,500,000 shares. The Company absorbs substantially all of the expenses of the Plan.

  One of the investment funds under the employee benefit plan for Southern's employees invests in the Company's Common Stock. The Company has filed registration statements under the 1933 Act pursuant to which interests in the plan have been registered and up to 500,000 shares of the Company's Common Stock may be offered to participants in the plan. The shares of the Company's Common Stock to be offered through the plan either will be obtained through open-market purchases or will be newly-issued shares.

                          DESCRIPTION OF COMMON STOCK

  The outstanding Common Stock of the Company is, and the Common Stock offered hereby when issued and paid for will be, fully paid and non-assessable. The following summary description of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Company's Certificate") does not purport to be complete and is qualified in its entirety by reference to said provisions.

  The Company's Certificate authorizes 20,000,000 shares of Common Stock having a par value of $1 per share. The Company's Certificate also authorizes a class of 1,000,000 shares of preference stock having a par value of $1 per share. The Board of Directors is authorized to issue shares of the Company's Common Stock and preference stock from time to time, without common shareholder approval. To date, no shares of preference stock have been issued.

DIVIDEND RIGHTS

  The Company is a legal entity distinct from its subsidiaries. The right of the Company and its shareholders to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors and preferred shareholders of such subsidiary, if any, except to the extent that claims of the Company in its capacity as a creditor of any subsidiary may be recognized.

  Subject to the preferential rights of the Company's preference stock, if any should be issued, dividends may be declared on the Common Stock out of the funds legally available therefor. The major source of funds for payment of the Company's dividends is dividends received on the shares of Southern's Common Stock owned by the Company. Southern's indenture relating to long-term debt, line of credit/term loan agreement and its Amended and Restated Certificate of Incorporation ("Southern's Certificate") contain restrictions as to the declaration or payment of cash dividends on, or the reacquisition of, capital stock. Under the most restrictive of such provisions, $17,960,000 of Southern's retained earnings at September 30, 1993 were available for such purposes. The Company's receipt of dividends from Southern is subject to action by

Southern's Board of Directors. In addition, Southern's Certificate authorizes the issuance of preference stock, but none has been issued.

VOTING RIGHTS

  Each holder of the Common Stock is entitled to one vote for each share held of record on the books of the Company. Shareholders do not have cumulative voting rights with respect to the election of directors.

LIQUIDATION AND PREEMPTIVE RIGHTS

  After satisfaction of the preferential liquidation rights of the Company's preference stock, if any should be issued, the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.

  The holders of the Common Stock have no preemptive rights.

PROVISIONS RELATING TO CHANGE IN CONTROL

  The Company's Certificate and By-Laws contain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company. Some of these provisions operate only with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation. Provisions relating to the Company's Board of Directors (1) divide the Board of Directors into three classes of directors, as nearly equal in number as possible, serving for staggered three-year terms, (2) provide that directors can only be removed for cause (as defined in the Company's Certificate) upon the affirmative vote of (i) the Board of Directors acting by not less than a majority of directorships or (ii) 80% of the combined voting power of the then outstanding shares of all classes and series of the Company's stock entitled to vote generally in the election of directors ("Voting Stock"), voting as a single class, (3) provide that vacancies on the Board of Directors may only be filled by the affirmative vote of the majority of the Board of Directors then in office, even though less than a quorum of the Board, (4) require that written notice be given to the Board of Directors of a shareholder's intention to nominate a director at least ninety (90) days in advance of an annual meeting of shareholders or, in the case of a special shareholders' meeting, not later than the close of business on the seventh day following the date on which notice of such meeting was first given to shareholders, (5) require that a special shareholders' meeting shall only be called by the affirmative vote of a majority of the Board of Directors, or by the President or Chairman, unless otherwise required by law, (6) require that, unless otherwise voted by the Board of Directors, notice shall be given to shareholders at least thirty (30) days in advance of any special shareholders' meeting, (7) provide that shareholder action may only be taken at a meeting unless the unanimous written consent of shareholders is obtained, (8) confirm that the Board of Directors may consider, in exercising its judgment on any decision, the impact of its decisions upon employees, customers and communities served by Southern and Southern's ability to carry out its duties as a public service company, (9) provide that, when recommended by two-thirds of the Disinterested Directors (as defined in the Company's Certificate), the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of the Voting Stock, voting as a single class, and the additional vote of a majority of the Disinterested Shareholders (as defined in the Company's Certificate), voting as a single class, shall be required to amend, repeal or adopt any provisions inconsistent with certain provisions of the Company's Certificate and (10) provide that the By-Laws may be adopted, repealed or amended only upon the affirmative vote of (i) 80% of the combined voting power of the then outstanding shares of Voting Stock, voting as a single class, or (ii) the Board of Directors acting by not less than a majority of the entire Board.

  The Company's Certificate contains provisions designed to ensure that under certain circumstances all shareholders receive a minimum price in the event of a merger or certain other business combinations initiated by a holder of at least 10% of the Voting Stock of the Company ("Interested Shareholder"). Under the terms of the amendments, a business combination with an Interested Shareholder must be approved by the holders of 80% of the voting power of the then outstanding shares of Voting Stock, voting as a single class, and also by the holders of a majority of such voting power not held by the Interested Shareholder unless (i) such business combination shall have been approved by a majority of the members of the Board who were directors before the purchaser became an Interested Shareholder ("Disinterested Directors") and the Interested Shareholder acquired his status as an Interested Shareholder in a manner substantially consistent with an agreement or understanding approved by the Board of Directors prior to the time such Interested Shareholder became an Interested Shareholder, (ii) in the case of some business combinations, approval is voted by a majority of Disinterested Directors, or (iii) certain minimum price and procedural requirements are met. Under some circumstances, when approval of the Disinterested Directors has been obtained, an amendment to the Company's Certificate would require the approval of only a majority of the voting power of the Voting Stock. In the case of a merger, consolidation or sale of all or substantially all of the Company's assets approved by the Disinterested Directors, the Connecticut Stock Corporation Act (the "Act") requires the vote of the holders of two-thirds of the voting power of the Voting Stock. Effective June 4, 1984, the Act was amended to include provisions regulating the minimum price to be paid to shareholders in certain business combinations. Such provisions of the Act may supersede the provisions of the Company's Certificate relating to such business combinations. If the provisions of the Act apply, and subject to the exemptions contained therein, a business combination must first be approved by the Board of Directors and then be approved by the affirmative vote of at least (1) the holders of 80% of the voting power of the outstanding shares of the voting stock of the corporation and (2) the holders of two-thirds of the voting power of the outstanding shares of the voting stock of the corporation other than voting stock held by the interested shareholder who is, or whose affiliate or associate is, a party to the business combination or held by an affiliate or associate of the interested shareholder. The above vote required by the Act does not apply, among other things, to business combinations (1) in which the minimum price conditions of the Act and certain procedural requirements have been satisfied, or (2) which have been approved by a resolution of the Board of Directors involving transactions with a particular interested shareholder. The Act defines an interested shareholder as the beneficial owner of 10% or more of the voting power of the outstanding shares of voting stock of the corporation.

GENERAL

  The Company's Common Stock is listed, and the Common Stock offered hereby will be listed, on the NYSE under the symbol "CNE."

  The First National Bank of Boston is the registrar and transfer agent for the Company's Common Stock.

  The Company's Certificate contains a provision pursuant to which the personal liability of a director of the Company to the Company or its shareholders for monetary damages for breach of duty as a director shall be limited to the compensation received by the director for serving the Company as a director during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in subsection (3) of Section 33-374d of the Act, to receive an improper personal gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the Company under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the Company, (d) constitute a sustained or unexcused pattern of inattention that amounted to an abdication of the director's duty to the Company, or (e) create liability under Section 33-321 of the Act. The provision does not preclude or limit a director's liability for acts or omissions occurring prior to the effective date of the provision.

SPECIAL REDEMPTION OF BONDS RELATING TO CHANGE IN CONTROL

  Bond purchase agreements with holders of first mortgage bonds issued by Southern in the aggregate principal amount of $121,106,000 contain provisions that require Southern, if requested by such bondholders, to redeem all of such bonds in the event of a change in control of Southern. Such special redemption shall be made not less than 15 days nor more than 45 days after receiving a request from the bondholder for redemption of its bonds. Such request must be made not later than 45 days after the change in control has taken place. A change in control occurs when any person or group of related persons (other than the Company) (i) has beneficial ownership of a majority in interest of Southern's outstanding voting stock or (ii) acquires all or substantially all of Southern's assets. Neither of such events shall be deemed to be a change in control if Southern shall have merged or sold all or substantially all of its assets in compliance with and as permitted by Southern's current bond indenture and, after either of such events, no person or group of related persons shall have beneficial ownership of a majority in interest of the outstanding voting stock of the successor corporation.

  If a special redemption occurs, the special redemption price shall equal the sum of the respective Payment Values of each prospective Interest Payment and Principal Payment, as such terms are defined in the bond purchase agreements. The existence of the special redemption provisions may act as a deterrent to a person desiring to take control of the Company as it could require the refinancing of a substantial portion of Southern's long-term debt.

  Southern's revolving credit/term loan agreement also contains provisions requiring repayment in certain circumstances of the outstanding indebtedness in the event of a "change in control," as such term is defined in that agreement.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell an aggregate of 900,000 shares of Common Stock to Smith Barney Shearson Inc., A.G. Edwards & Sons, Inc. and Edward D. Jones & Co. (the "Underwriters"), and each Underwriter has severally agreed to purchase 300,000 shares of Common Stock from the Company.

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any such shares are purchased.

  The Company has been advised by the Underwriters that the several Underwriters propose initially to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession not
in excess of $        per share. The Underwriters may allow and such dealers
may reallow a concession not in excess of $        per share to certain brokers
and dealers. After the initial public offering, the public offering price and such concessions may be changed.

  The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 100,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, Smith Barney Shearson Inc., A.G. Edwards & Sons, Inc. and Edward D. Jones & Co., have severally agreed, subject to certain conditions, to purchase 33,334, 33,333 and 33,333 shares of Common Stock, respectively. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 900,000 shares of Common Stock offered hereby.

  The Company has agreed in the Underwriting Agreement not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of the Underwriters, provided that the Company may issue shares under its Dividend Reinvestment and Stock Purchase Plan.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act.

                                 LEGAL OPINIONS

  The validity of shares of the Company's Common Stock offered hereby will be passed upon for the Company by Tyler Cooper & Alcorn, 205 Church Street, New Haven, Connecticut 06510, and for the Underwriters by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490, who will rely on Tyler Cooper & Alcorn for all matters governed by the laws of the State of Connecticut.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of September 30, 1993 and 1992 and for the years ended September 30, 1993, 1992 and 1991 and the financial statement schedules of the Company and its subsidiaries for the years ended September 30, 1993, 1992 and 1991 incorporated by reference in this Prospectus have been incorporated herein in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE REPRESENTATIVES OR ANY UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
The Company................................................................   4
Map........................................................................   4
Rate Matters...............................................................   5
Recent Financial Information...............................................   5
Use of Proceeds............................................................   6
Capital Expenditures Program...............................................   6
Common Stock Price Range and
 Dividends.................................................................   6
Description of Common Stock................................................   7
Underwriting...............................................................  10
Legal Opinions.............................................................  11
Experts....................................................................  11

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                900,000 SHARES

                                    [LOGO]

                                  CONNECTICUT
                                    ENERGY
                                  CORPORATION

                                 COMMON STOCK
                           (PAR VALUE $1 PER SHARE)

                                ---------------

                                  PROSPECTUS

                                MARCH   , 1994

                                ---------------


                          SMITH BARNEY SHEARSON INC.

                           A.G. EDWARDS & SONS, INC.

                             EDWARD D. JONES & CO.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         CONNECTICUT ENERGY CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Securities and Exchange Commission filing fee................ $  7,779.37
      National Association of Securities Dealers, Inc. ("NASD")
       filing fee..................................................    2,756.00
      New York Stock Exchange listing fees.........................    3,500.00
      Transfer agent's fees........................................    2,500.00
      Costs of printing and engraving..............................   37,000.00
      Legal fees and expenses......................................   70,000.00
      Accounting fees and expenses.................................   10,000.00
      Blue sky fees and expenses...................................    6,000.00
      Miscellaneous expenses.......................................    2,464.63
                                                                    -----------
          Total.................................................... $142,000.00
                                                                    ===========

  All of the above amounts are estimated except for Securities and Exchange Commission and NASD filing fees and the New York Stock Exchange listing fees.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to the statutes of the State of Connecticut, a director, officer or employee of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorney's fees, incurred by him in connection with the defense of a civil or criminal proceeding to which he has been made, or threatened to be made, a party by reason of the fact that he was a director, officer or employee. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement. In general, indemnification is not available where the director, officer or employee has been adjudged to have breached his duty to the corporation or where he did not act in good faith. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Section 33-320a of the Connecticut General Statutes.
Article 7 of the registrant's by-laws provides that its directors, officers and employees shall be indemnified and reimbursed to the full extent in the manner provided in Section 33-320a of the Connecticut General Statutes. In addition, the Company maintains an insurance policy providing coverage for certain liabilities of directors and officers, including liabilities under the federal securities laws.

ITEM 16. LIST OF EXHIBITS

  See Exhibit Index

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A of the Act and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BRIDGEPORT, STATE OF CONNECTICUT, ON THE 4TH DAY OF FEBRUARY, 1994.

                                          CONNECTICUT ENERGY CORPORATION


                                          By        /s/ Carol A. Forest
                                            -----------------------------------
                                                     (Carol A. Forest)
                                                 Its Duly Authorized Vice
                                             President, Finance, Treasurer and
                                                  Chief Financial Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                          TITLE                    DATE
             ----------                          -----                    ----
          /s/ J.R. CRESPO*           Chairman of the Board of       February 4, 1994
- ------------------------------------  Directors, President and
           (J.R. Crespo)              Chief Executive Officer
                                      (Principal Executive
                                      Officer)


        /s/ CAROL A. FOREST           Vice President, Finance,      February 4, 1994
- ------------------------------------   Treasurer and Chief
         (Carol A. Forest)             Financial Officer
                                       (Principal Financial
                                       Officer)


    /s/ VINCENT L. AMMANN. JR.*      Vice President and Chief       February 4, 1994
- ------------------------------------  Accounting Officer
      (Vincent L. Ammann, Jr.)        (Principal Accounting
                                      Officer)


      /s/ HENRY CHAUNCEY, JR.*                  Director            February 4, 1994
- ------------------------------------
       (Henry Chauncey, Jr.)
     /s/ JAMES P. COMER, M.D.*                  Director            February 4, 1994
- ------------------------------------
       (James P. Comer, M.D.)
      /s/ RICHARD F. FREEMAN*                   Director            February 4, 1994
- ------------------------------------
        (Richard F. Freeman)
        /s/ RICHARD M. HOYT*                    Director            February 4, 1994
- ------------------------------------
         (Richard M. Hoyt)
        /s/ PAUL H. JOHNSON*                    Director            February 4, 1994
- ------------------------------------
         (Paul H. Johnson)
   /s/ NEWMAN M. MARSILIUS, III*                Director            February 4, 1994
- ------------------------------------
     (Newman M. Marsilius, III)
       /s/ SAMUEL M. SUGDEN*                    Director            February 4, 1994
- ------------------------------------
         (Samuel M. Sugden)

             SIGNATURES                          TITLE                    DATE
             ----------                          -----                    ----
     /s/ CHRISTOPHER D. TURNER*                Director             February 4, 1994
- ------------------------------------
      (Christopher D. Turner)
      /s/ HELEN B. WASSERMAN*                  Director             February 4, 1994
- ------------------------------------
        (Helen B. Wasserman)
*By   /s/ CAROL A. FOREST
- ------------------------------------
         (Carol A. Forest)
        As Attorney-in-Fact

                             GRAPHICS APPENDIX LIST

  Following the last paragraph under the caption "The Company" in the Prospectus which forms a part of the Registration Statement on Form S-3 of Connecticut Energy Corporation, the registrant has presented a map of the State of Connecticut which describes the franchise and service areas of the registrant's wholly-owned subsidiary, The Southern Connecticut Gas Company ("Southern"). The map includes two shaded areas of the southern coast of Connecticut. One shaded area illustrates twenty-two towns in Southern's franchise area currently served, and the other shaded area illustrates an additional ten towns in Southern's franchise area not currently served.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
 -------
   1.    --Form of Underwriting Agreement.
   4.1   --Amended and Restated Certificate of Incorporation of Connecticut
           Energy Corporation, incorporated by reference to Item 6 of Form 10-Q for the quarter ended March 31, 1991, at pages 16 through 27.
   4.2   --Amended and Restated By-Laws of Connecticut Energy Corporation,
           incorporated by reference to Item 6 of Form 10-Q for the quarter ended June 30, 1993, at pages 21 through 32.
   5.    --Opinion of Tyler Cooper & Alcorn as to the legality of the Common
           Stock offered pursuant to this Registration Statement.
  23.1   --Consent of Coopers & Lybrand dated February 3, 1994.
  23.2   --Consent of Tyler Cooper & Alcorn, contained in Exhibit 5 of this
           Registration Statement.
  24.    --Powers of Attorney authorizing the signing of the Registration
           Statement and any Amendments thereto on behalf of the Directors and
           Officers of Connecticut Energy Corporation.